Filed by Hong Kong Exchanges and Clearing Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  London Stock Exchange Group plc

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- Statement re Possible Offer Released 15:28 13-Sep-2019

RNS Number : 3392M
Hong Kong Exchanges and Clearing Ld
13 September 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

13 September 2019

Response to statement from the Board of London Stock Exchange Group plc

Hong Kong Exchanges and Clearing Limited (“HKEX”) notes the statement from the Board of the London Stock Exchange Group plc (“LSEG”).

The Board of HKEX continues to believe that the proposed combination with LSEG represents a highly compelling strategic opportunity to create a global market infrastructure leader.

The Board of HKEX had hoped to enter into a constructive dialogue with the Board of LSEG to discuss in detail the merits of its proposal and are disappointed that LSEG has declined to properly engage. In particular, HKEX had hoped to demonstrate why it believes that the benefits of its proposal significantly outweigh those of the proposed acquisition of Refinitiv.

As set out to LSEG, HKEX has undertaken thorough and detailed analysis ahead of making its approach to LSEG. In addition, HKEX has held initial constructive discussions with regulators and policy makers.

HKEX continues to believe that its proposal is in the best interests of shareholders, customers and for global capital markets as a whole. HKEX believes that shareholders in LSEG should have the opportunity to analyse in detail both transactions and will continue to engage with them.

Important Notice

This announcement does not amount to an announcement of a firm intention to make an offer. There can be no certainty that an offer will be made. A further announcement will be made as and when appropriate.

Enquiries:

HKEX
Tori Cowley	+852 2840 3088
Jeffrey Ng	+852 2840 2067
MOELIS & COMPANY	+44 (0) 20 7634 3500
Caroline Silver
Liam Beere
Nabeel Vilcassim Andrew Coates
HEADLAND CONSULTANCY	+44 (0) 20 3805 4948
Susanna Voyle
Stephen Malthouse Mike Smith

About HKEX
Hong Kong Exchanges and Clearing Limited is one of the world’s major market infrastructure groups, and operates a range of equity, commodity, fixed income and currency markets. HKEX is also one of the world’s leading IPO markets and as Hong Kong’s only securities and derivatives exchange and sole operator of its clearing houses, it is uniquely placed to offer regional and international investors access to Asia’s most vibrant markets.

HKEX is also one of the global leaders in metals trading and clearing, through its wholly owned subsidiaries, The London Metal Exchange and LME Clear Limited. This commodity franchise was further enhanced with the launch of Qianhai Mercantile Exchange, in China, in 2018.

HKEX launched the pioneering Shanghai-Hong Kong Stock Connect programme in 2014, further expanded with the launch of Shenzhen Connect in 2016, and the launch of Bond Connect in 2017. HKEX employs circa 2,100 people and has offices in Hong Kong, London, Shanghai, Beijing, Shenzhen and Singapore.

Further information
This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

Should the Proposed Transaction go forward, HKEX may file relevant materials with the US Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 that would include a prospectus of HKEX. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge on the SEC’s website, http://www.sec.gov, or free of charge on HKEX’s website at www.hkexgroup.com or from the HKEX contacts above.

The distribution of this announcement in jurisdictions outside the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Moelis & Company UK LLP (“Moelis & Company”), which is authorised and regulated by the Financial Conduct Authority in the UK, is acting exclusively as financial adviser to HKEX and no one else in connection with the matters described in this announcement and will not be responsible to anyone other than HKEX for providing the protections afforded to clients of Moelis & Company nor for providing advice in connection with the matters referred to herein. Neither Moelis & Company nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Moelis & Company in connection with this announcement, any statement contained herein, the acquisition or otherwise.

Publication on a website
In accordance with Rule 26.1 of the Code, a copy of this announcement will be available (subject to certain restrictions relating to persons resident in restricted jurisdictions) on HKEX’s website at www.hkexgroup.com by no later than noon (London time) on the business day following this announcement. The content of this website is not incorporated into, and does not form part of, this announcement.

Disclosure requirements of the Takeover Code
Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward looking statements
This announcement may contain certain “forward looking statements”. The forward looking statements contained in this announcement include statements relating to HKEX’s possible offer for LSEG, and other statements other than historical facts.

Forward looking statements often use words such as “believe”, “expect”, “estimate”, “intend”, “anticipate” and words of a similar meaning. These forward looking statements may include statements relating to the expected characteristics of the combined group and expected benefits of any transaction. You should not place undue reliance on these forward looking statements, which reflect the current expectations of HKEX based on the information currently available and involve a number of assumptions, risks and uncertainties in relation to HKEX and LSEG, some of which are outside of HKEX’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including that there can be no certainty that the possible offer described in this announcement will result in a formal offer. Except as required by law, HKEX undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

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 Statement re Possible Offer - RNS

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